USA VIDEO INTERACTIVE CORP.

May 11th, 2005


05008186

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL


PROCESSING
SECTION
RECEIVED
MAY 1 7 2005
203
SEC MAIL
WASH. D.C.

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

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#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release May 11, 2005

Contact: USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

First Serve International and USVO form partnership

First Serve to Bring MediaSentinel Anti-piracy Technology to Asia-Pacific & the Middle East

(Old Lyme, CT – May 11, 2005) - USA Video Interactive Corp. ("USVO"), supplier of the powerful MediaSentinel™ digital watermarking technology, has signed a memorandum of understanding with First Serve International LLC ("First Serve") an entertainment company focused on feature and television production and related entertainment businesses, based in Los Angeles (USA), with operations also in London (Europe) and Mumbai (Asia). A formal marketing agreement is expected to be signed within 30 days.

MediaSentinel™ is USVO's comprehensive anti-piracy solution for addressing the movie industry's serious video piracy problem. The Motion Picture Association of America estimates the U.S. motion picture industry loses more than $3 billion annually in potential worldwide revenue due to piracy. With high-level access in the motion picture and television production and distribution enterprises that include North American studios and networks, First Serve opens the door to implementing USVO's proven product worldwide with particular emphasis to its introduction and use in one of the world's fastest growing media markets, Asia.

By marketing USVO's MediaSentinel Workstations and licensing USVO technology, in effect First Serve will take the lead in the ongoing fight against piracy by offering the entertainment industry MediaSentinel's digital watermarking products and services for studios, television programmers and other customers. "We are very excited about the tremendous opportunity this relationship brings for market acceptance of MediaSentinel," said Edwin Molina, President and CEO of USVO. "We are extremely excited to have a person of the stature of First Serve's Chairman, Vijay Amritraj, sign on to this important mission of developing the future of media property," said Molina, adding that he was elated to "receive the endorsement and support of Vijay, who is not just a legendary sportsman and entertainment entrepreneur, but also a UN Messenger of Peace."

In the USVO-First Serve relationship, the companies will jointly market the MediaSentinel Workstation to companies throughout Asia (including Bollywood in India), Europe, and the United States. In support of these efforts, the companies will collaborate with sales support, marketing and educational programs and materials that make clear the benefits of watermarking to potential customers. Through these efforts, the companies intend to attract new business and break ground on enforcement of copyright holders.

"We are indeed excited to work with USVO. MediaSentinel offers tremendous benefits in a cost and time efficient manner to the fast-growing media industry around the world to fight and deter piracy," said Vijay Amritraj. "First Serve will launch a global campaign to create awareness by showcasing MediaSentinel at premium production and post-production facilities to demonstrate its proven ability."

The MediaSentinel Workstation embeds effortlessly, invisible forensic watermarks throughout the entire area of every frame in video content. The watermarks are virtually impossible to remove, and can survive a wide variety of conversions and attacks. MediaSentinel includes unique SmartMark technology that intelligently evaluates image characteristics to ensure that the watermarks remain invisible even in extreme situations. Law enforcement authorities and others authorized with MediaSentinel's software and keys can easily read the watermarks. MediaSentinel complements other content protection methods that are used in video distribution.

About USA Video Interactive Corp. (USVO)

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its MediaSentinel™ digital watermarking technology and its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

About First Serve International, LLC (FSI)

First Serve International is a California based LLC with offices in Los Angeles, London and India to produce and distribute motion pictures and television programming. FSI also offers consulting and marketing services to media companies and markets media related products as well as engages in related businesses such as consumer products licensing. Besides its well-known Chairman, Vijay Amritraj, FSI management includes its CEO, Edward Borgerding, a former senior executive of the Walt Disney Company, and, FSI Senior Vice President, Munish (Max) Gupta, a well-known Asian-American journalist turned entertainment entrepreneur.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; contact@usvo.com

First Serve International, LLC Corporate Headquarters Office: 16555 Sherman Way, Suite A, Van Nuys, California 91406, USA. Telephone (818) 988-5299; Facsimile (818) 988-5812; Email: fseusa@pacbell.net London Office: Bournebridge House, Ascot Road, Holyport, Berkshire SL62JB, U.K. Telephone: +44-(01628) 621-410